UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-39147

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(Registrant’s Name)

21/24F, Ping An Finance Center
No. 5033 Yitian Road, Futian District
Shenzhen, Guangdong, 518000
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

OneConnect Announces Shareholders’ Approval of Privatization

OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) today announces that its shareholders have approved the proposal to privatize the Company by way of a scheme of arrangement under the Companies Act (2025 Revision) of the Cayman Islands (the “Scheme”). The effectiveness of the proposal is subject to fulfilment of the remaining conditions, including obtaining sanction from the Grand Court of the Cayman Islands.

As previously announced, it is anticipated that the NYSE will implement a trading halt of the Company’s ADSs before market opens on October 30, 2025 (New York time) at the request of the Company and in coordination with the last day of trading of the Company’s ordinary shares on the Hong Kong Stock Exchange on October 30, 2025 (Hong Kong time).

In the event that the Scheme is sanctioned by the Cayman court and becomes effective in November 2025, (i) the trading of the Company’s ADSs on the NYSE will not resume and the last day of trading of the ADSs on the NYSE will be October 29, 2025 (New York time), (ii) the withdrawal of listing of the Company’s ordinary shares from the Hong Kong Stock Exchange is expected to be effective on November 21, 2025 (Hong Kong time) and the permanent suspension of trading in the ADSs on the NYSE is expected to take place on November 21, 2025 (New York Time), and (iii) the Company’s ADSs are expected to be delisted from the NYSE on December 1, 2025 (New York time).

For more details, please refer to the Schedule 13E-3 to be filed by the Company, among others, with the SEC on the date hereof as well as the joint announcement regarding voting results furnished as Exhibit 99.2 to this Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Announcement on the Stock Exchange of Hong Kong - Joint Announcement Update on Non-Binding Letters of Support in Relation to (1) Proposal for the Privatisation of OneConnect Financial Technology Co., Ltd. by Way of a Scheme of Arrangement (Under Section 86 of the Companies Act) and (2) Proposed Withdrawal of Listing of OneConnect Financial Technology Co., Ltd.

Exhibit 99.2	Announcement on the Stock Exchange of Hong Kong - Joint Announcement in Relation to (1) Proposal for the Privatisation of OneConnect Financial Technology Co., Ltd. by Way of a Scheme of Arrangement (Under Section 86 of the Companies Act) (2) Proposed Withdrawal of Listing of OneConnect Financial Technology Co., Ltd. (3) Results of the Court Meeting and the Extraordinary General Meeting and (4) Closure of Register of Members

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConnect Financial Technology Co., Ltd.

	By:	/s/ Dangyang Chen
	Name:	Dangyang Chen
	Title:	Chairman of the Board and Chief Executive Officer

Date: October 28, 2025

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